Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

April 12, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Mr. Ethan Horowitz
Branch Chief

Re:	Diamond Foods, Inc.
Form 10-K for the Year Ended July 31, 2012
Filed December 7, 2012
File No. 0-51439

Dear Mr. Horowitz:

Diamond Foods, Inc. (the “Company,” or “Diamond”) has responded, as set forth below, to the comment contained in your letter to the undersigned dated March 22, 2013. For ease of reference, we have reproduced the Staff comment in italics, followed by our response.

Form 10-K for the Fiscal Year Ended July 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 28

Valuation of Long-lived and Intangible Assets and Goodwill, page 29

1.	We note your disclosure regarding goodwill impairment analysis performed as of June 30, 2012 and November 30, 2012 pursuant to FASB ASC 350-20. Please expand your disclosure regarding the risk of future goodwill impairment. Specifically, (1) describe the valuation methods and key assumptions used (e.g., the estimated control premium applied to your market capitalization) and how those key assumptions were determined, (2) discuss the degree of uncertainty associated with your key assumptions, providing specifics to the extent possible, and (3) explain the potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, Section V of SEC Interpretive Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment, and notes that it intends in future filings to modify its disclosure regarding valuation of long-lived and intangible assets and goodwill in light of the Staff’s comment, and consistent with the change in the goodwill impairment test methodology resulting from the Company’s recent changes in segment reporting. The Company intends to provide comprehensive disclosure to be included in the Form 10-K for the period ending July 31, 2013,

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

addressing the June 30, 2013 annual impairment analysis that will be based on the Company’s new reporting unit structure. This disclosure will include a description of the Company’s valuation methodologies, key assumptions and uncertainties, and potential events or circumstances that could negatively affect the key assumptions utilized in the June 30, 2013 Step 1 goodwill impairment test.

For the period ended January 31, 2013, the Company reported a change from one operating and one reportable segment to five operating and two reportable segments. The Company’s reporting unit level is the same as the operating segment level. This change will require the Company to perform the goodwill impairment test at a lower level and will require the Company to determine the fair values of all five reporting units. In its Form 10-Q for the period ended January 31, 2013, the Company changed its Critical Accounting Policies disclosure related to the “Valuation of Long-lived and Intangible Assets and Goodwill”, to discuss the Company’s new approach to goodwill impairment testing by reporting unit. We intend to revise this disclosure in our Form 10-Q for the period ending April 30, 2013, substantially as follows:

“We perform our annual goodwill impairment test required by ASC 350 as of June 30th of each year. As a result of our segment reporting changes for the period ended January 31, 2013, goodwill impairment will now be tested at the reporting units, which are the same as our operating segments. The fair value of each reporting unit will generally be calculated using either the income approach or the market approach or a blend of both those approaches. Goodwill impairment is indicated if the book value of the reporting unit exceeds its fair value, in which case the goodwill is written down to its estimated fair value. Major assumptions applied in an income approach, using a discounted cash flow analysis, include (i) forecasted growth rates and (ii) forecasted profitability, both of which are estimated based on consideration of historical performance and management’s estimate of future performance, and (iii) discount rates that are used to calculate value of future cash flows, which rates are derived based on our estimated weighted average cost of capital. The major assumptions in the market approach include the selected multiples applied to certain operating statistics, such as revenues and income, as well as an estimated control premium. Considerable management judgment is necessary to evaluate the impact of operating changes and business initiatives in order to estimate future growth rates and profitability in order to estimate future cash flows and multiples. For example, a significant change in promotional strategy or a shortfall in contracted walnut supply would have a direct impact on revenue growth and operating costs, which would have a direct impact on the profitability of the reporting units. Future business results could significantly impact the evaluation of our goodwill which could have a material impact on the determination of whether a potential impairment existed, and the size of any such impairment. At April 30, 2012, the carrying value of goodwill totaled approximately $xxx.x million, compared to total assets of approximately $x,xxx.x million and total shareholders’ equity of approximately $xxx.x million. At April 30, 2013, the carrying value of goodwill totaled approximately $xxx.x million, compared to total assets of approximately $x,xxx.x million and total shareholders’ equity of approximately $xxx.x million. Goodwill was determined not to be impaired as of June 30, 2012.

We have indications of fair value for our reporting units as a result of the goodwill allocation process performed as part of our segment reporting changes for the period ended January 31, 2013. The indicated fair values substantially exceed the carrying values for all reporting units except Kettle US and Kettle UK. The fair value exceeded the carrying value by a margin of less than 10% for both Kettle US and Kettle UK. The indicated fair values were determined utilizing a blend of the income approach and the market approach.

We cannot guarantee that we will not record a material impairment charge in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit entirely and could result in goodwill impairment. Events and conditions that could indicate impairment include a sustained drop in the market price of our common stock, increased competition or loss of market share, lack of product innovation or obsolescence, or product claims that result in a significant loss of sales or profitability over a period of time. For

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

example, an expected decline in long term forecasted cash flow projections, such as net sales for a reporting unit, could indicate a fair value which is lower than carrying value. To the extent calculated fair values decline to a level lower than reporting unit carrying values, or if other indicators of potential impairment are present, we will be required to take further steps to determine if an impairment of goodwill has occurred and to calculate an impairment loss.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Management hopes that the above responses have adequately addressed the Staff’s comment. If the Staff has any questions regarding the Company’s response, please contact the undersigned at (415) 230-7984.

Very truly yours,

/s/ Michael Murphy
Michael Murphy
Acting Chief Financial Officer

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